Mail Stop 4561

September 18, 2008

Mr. Erik E. Prusch
Chief Financial Officer
Borland Software Corporation
8303 N. Mo-Pac Expressway, Suite A-300
Austin, Texas 78759

> **Re: Borland Software Corporation**
> **Form 10-Q for the Quarter Ended June 30, 2008**
> **Filed August 14, 2008**
> **File No. 001-10824**

Dear Mr. Prusch:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarter Ended June 30, 2008

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 7. Goodwill and Intangible Assets, page 18

1.   We note that there was a significant decline in your market capitalization during
        the first six months of 2008. It appears that this is a triggering event that would
        require you to reassess your goodwill for impairment. Please tell us what
        consideration you gave to reassessing the recoverability of your goodwill as of
        March 31, 2008 and June 30, 2008. If you did not perform impairment tests as of
        March 31, 2008 and June 30, 2008, please explain why. To the extent that
        impairment tests were performed, tell us how you determined that no impairment
        existed.

2.   Please tell us what consideration you have given to providing MD&A disclosure
        that addresses how the significant decline in your market capitalization has
        impacted the timing of your goodwill impairment testing. Also tell us how you
        considered providing an update to your Critical Accounting policy as of June 30,
        2008. In this regard, it would appear that your method of impairment testing may
        change now that you operate under a single reporting unit.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Christine Davis, Assistant Chief Accountant, at (202) 551-3408, or me at (202) 551-3451 if you have questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief